Exhibit 99.4

MINISTRY OF FINANCE

2025–26 Third Quarter Finances	February 2026

Contents		The Third Quarter Finances report contains information about Ontario’s 2025–26 fiscal outlook, primarily as of December 31, 2025.
A. Ontario’s 2025–26 Fiscal Outlook	2
B. Ontario’s Economic Outlook	8
C. Details of Ontario’s Finances	10
D. Ontario’s 2025–26 Borrowing Program	16

Highlights

•

Ontario’s real gross domestic product (GDP) increased 0.5 per cent in the third quarter of 2025, following a 0.7 per cent decline in the second quarter. Ontario’s real GDP rose by an estimated 1.2 per cent in 2025, which is higher than projected at the time of the 2025 Ontario Economic Outlook and Fiscal Review, while the private-sector average projection for real GDP growth in 2026 has increased slightly to 1.1 per cent.

•

As of the 2025–26 Third Quarter Finances, the province’s 2025–26 deficit is projected to be $13.4 billion—an improvement of $0.1 billion compared to the 2025 Ontario Economic Outlook and Fiscal Review. The 2025 Budget, published in May 2025, projected a deficit of $14.6 billion.

•

Revenues in 2025–26 are projected to be $223.7 billion, $3.8 billion higher than forecasted in the 2025 Budget and $0.6 billion higher than expected in the 2025 Ontario Economic Outlook and Fiscal Review.

•

Overall program expense in 2025–26 is projected to be $219.9 billion, $3.6 billion higher than forecasted in the 2025 Budget and $1.5 billion higher than the forecast in the 2025 Ontario Economic Outlook and Fiscal Review.

Section A: Ontario’s 2025–26 Fiscal Outlook

The 2025–26 Third Quarter Finances provides the final update on the province’s economic and fiscal outlook for the 2025–26 fiscal year, ahead of the 2026 Budget, demonstrating the government’s leadership and commitment to transparency and accountability. Protecting Ontario through building a more competitive, resilient and self-reliant economy remains the focus of the government’s economic plan. In the face of global economic uncertainty driven by evolving U.S. trade policy, the government will continue making investments to support growth and keep costs down for families, while maintaining a prudent and targeted path to balance.

Ontario’s finances are in the strongest position they have been in for over a decade. In 2024, S&P Global and Morningstar DBRS upgraded Ontario’s credit rating. This reverses the trend of credit downgrades and shows that Ontario’s prudent and responsible fiscal plan is working. A higher credit rating means Ontario is seen as a lower-risk borrower. This reduces Ontario’s borrowing costs and supports investment in the province, creating more jobs while financing the government’s historic infrastructure plans. Since the credit rating upgrades, Ontario has seen new international buyers of its bonds and continues to have the lowest interest rate of all provinces in the 30-year term.

In 2025, all four major credit rating agencies—Moody’s, Fitch, Morningstar DBRS and S&P Global—affirmed Ontario’s credit rating, and the outlook is stable. This reflects Ontario’s commitment to maintaining its targets for debt sustainability measures, despite the economic and geopolitical uncertainties the province is currently facing.

Ontario’s 2025–26 deficit is projected to be $13.4 billion—an improvement of $0.1 billion from the outlook published in the 2025 Ontario Economic Outlook and Fiscal Review. The 2025 Budget, published in May 2025, projected a deficit of $14.6 billion.

Revenues in 2025–26 are projected to be $3.8 billion higher than forecasted in the 2025 Budget and $0.6 billion higher than expected in the 2025 Ontario Economic Outlook and Fiscal Review.

Overall program expense in 2025–26 is projected to be $219.9 billion, $3.6 billion higher than the 2025 Budget projection, and $1.5 billion higher than the forecast in the 2025 Ontario Economic Outlook and Fiscal Review. New commitments since the 2025 Ontario Economic Outlook and Fiscal Review primarily relate to investments to support the Ontario Student Assistance Program, hospital funding, emergency firefighting and evacuation services, road safety, and agreements with First Nation communities to unlock the Ring of Fire.

Interest and Other Debt Servicing Charges in 2025–26 is projected to be $16.2 billion, consistent with the forecasts in the 2025 Budget and the 2025 Ontario Economic Outlook and Fiscal Review.

At the time of the 2025–26 Third Quarter Finances, the net debt-to-GDP ratio is projected to be 36.9 per cent in 2025–26, 1.0 percentage point lower than the 37.9 per cent forecast in the 2025 Budget and 0.8 percentage points lower than the 37.7 per cent forecast in the 2025 Ontario Economic Outlook and Fiscal Review.

The 2025 Budget included a $2.0 billion reserve in 2025–26, to protect the fiscal outlook against any unforeseen changes in the province’s revenue and expense forecasts. With the release of the 2025–26 Third Quarter Finances, the reserve has been reduced to $1.0 billion. The reserve provides prudence in the government’s fiscal framework and is distinct from contingency funds that set aside dedicated funding. The remaining reserve can be used to safeguard against any events and uncertainty that may arise or can be eliminated if not needed as part of year-end projections, supporting the government’s ability to protect the fiscal plan and uphold prudent financial management.

The government’s next economic and fiscal update, including the province’s final projection for 2025–26, will be released by March 31, 2026, as part of the 2026 Budget.

Table 1

2025–26 In-Year Fiscal Performance1

($ Millions)

	2025 Budget	Current Outlook	In-Year Change

Revenue	219,887	223,682	3,795

Expense

Programs	216,298	219,929	3,631

Interest and Other Debt Servicing Charges	16,198	16,177	(21)

Total Expense	232,497	236,106	3,609

Surplus/(Deficit) Before Reserve	(12,609)	(12,424)	186

Reserve	2,000	1,000	(1,000)

Surplus/(Deficit)	(14,609)	(13,424)	1,186
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2025.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Revenue

The outlook for revenue in 2025–26 is projected to be $223.7 billion, an increase of $3.8 billion compared to the 2025 Budget and $0.6 billion higher than the 2025 Ontario Economic Outlook and Fiscal Review.

Key changes in the revenue outlook compared to the 2025 Ontario Economic Outlook and Fiscal Review include:

•

Government of Canada Transfers projections have increased by $178 million, mainly due to higher Canada Health Transfer and Canada Social Transfer, as well as additional funding for emergency evacuation support services for First Nations.

•

Net Income from Government Business Enterprises increased by $399 million, driven mainly by a higher net income forecast for Ontario Power Generation, reflecting stronger realized gains in Ontario nuclear funds.

Table 2

Key Changes to 2025–26 Revenue Projections

($ Millions)

2025–26

2025 Budget Total Revenue[1]	219,887

Revenue Changes in the 2025–26 First Quarter Finances	–

Revenue Changes in the 2025 Ontario Economic Outlook and Fiscal Review	3,219

Revenue Changes Since the 2025 Ontario Economic Outlook and Fiscal Review

Government of Canada Transfers	178

Government Business Enterprises	399

Total Revenue Changes Since the 2025 Ontario Economic Outlook and Fiscal Review	577

Total Revenue Changes Since the 2025 Budget	3,795

2025–26 Third Quarter Finances Total Revenue Outlook	223,682
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2025.

Source: Ontario Ministry of Finance.

Additional developments could materially affect the 2025–26 revenue outlook as new information becomes available during and well after the end of the 2025–26 fiscal year. These include changes to the economic growth outlook, the results from tax return processing, revenue collections from Ontario-administered taxes and the earnings of government business enterprises. The government will monitor these developments and provide further details in future fiscal updates.

Expense

Total expense is projected to be $236.1 billion, $3.6 billion higher than the 2025 Budget projection and $1.5 billion higher than the projection at the time of the 2025 Ontario Economic Outlook and Fiscal Review.

Table 3

Key Changes to 2025–26 Total Expense Projections

($ Millions)

		2025–26

2025 Budget Total Expense[1]		232,497

Total Expense Changes in the 2025–26 First Quarter Finances		–

Total Expense Changes in the 2025 Ontario Economic Outlook and Fiscal Review		2,130

Total Program Expense Changes Since the 2025 Ontario Economic Outlook and Fiscal Review

Ontario Student Assistance Program	1,429

Targeted Hospital Funding and Other Hospital Supports	664

Emergency Firefighting	60

Emergency Evacuation Support Services—First Nations	51

Road Safety Initiatives Fund	42

Ring of Fire Community Partnership Agreements with Webequie and Marten Falls First Nations	22

Rebuilding and Re-Imagining Samuel de Champlain Provincial Park	2

Total Program Expense Changes Since the 2025 Ontario Economic Outlook and Fiscal Review		2,270

Drawdown of the Contingency Fund		(790)

Total Net Program Expense Changes Since the 2025 Ontario Economic Outlook and Fiscal Review		1,480

Interest and Other Debt Servicing Charges Change Since the 2025 Ontario Economic Outlook and Fiscal Review		–

Total Expense Changes Since the 2025 Ontario Economic Outlook and Fiscal Review		1,480

Total Expense Changes Since the 2025 Budget		3,609

2025–26 Third Quarter Finances Total Expense Outlook		236,106
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2025.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Program Expense Update

Total program expense in 2025–26 is projected to be $219.9 billion, $3.6 billion higher than forecasted in the 2025 Budget and $1.5 billion higher than the 2025 Ontario Economic Outlook and Fiscal Review. New commitments since the release of the 2025 Ontario Economic Outlook and Fiscal Review include supports for the Ontario Student Assistance Program, hospital funding, emergency firefighting and evacuation services, road safety, and agreements with First Nations to unlock the economic benefits of the Ring of Fire.

Key changes to program expense projections since the release of the 2025 Ontario Economic Outlook and Fiscal Review include:

•	$1,429.0 million for the Ontario Student Assistance Program, due to higher-than-forecasted uptake;

•	$664.1 million in health sector supports, to address hospital operational pressures;

•	$60.0 million to meet requirements for wildfire management and suppression activities for the 2025 fire season, which saw a 300 per cent increase in hectares burned, compared to 2024;

•	$50.7 million to support evacuation services for First Nation communities affected by spring flooding and wildland fires;

•	$42.0 million, as part of the Road Safety Initiatives Fund, to support traffic-calming measures in school zones and community safety zones that previously deployed municipal speed cameras;

•

$21.5 million for community supports, as part of the implementation of the Community Partnership Agreements with the Webequie and Marten Falls First Nations, to unlock the economic benefits of the Ring of Fire; and

•

$2.5 million as part of the government’s $4.8 million investment to rebuild and upgrade the storm-damaged Samuel de Champlain Provincial Park. The revitalization will attract visitors, create jobs and help more people enjoy the outdoors.

Interest and Other Debt Servicing Charges Expense Update

Interest and Other Debt Servicing Charges expense is projected to be $16.2 billion, consistent with the forecast in the 2025 Budget and the 2025 Ontario Economic Outlook and Fiscal Review. Interest rates have been within the range anticipated since the 2025 Budget. As a result, Ontario’s cost of borrowing for 2025–26 remains unchanged at 4.0 per cent.

Fiscal Prudence

The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen changes in the province’s revenue and expenses, including those resulting from Ontario’s economic performance. With the release of the 2025–26 Third Quarter Finances, the reserve has been reduced to $1.0 billion. The remaining reserve can be used to safeguard against any events and uncertainty that may arise, or can be eliminated if not needed as part of year-end projections, supporting the government’s ability to protect the fiscal plan and uphold prudent financial management.

In addition, the Contingency Fund is maintained to help mitigate expense risks—for example, in cases where health and safety may be compromised, or in case of unforeseen events which may otherwise adversely affect Ontario’s fiscal performance. The remaining balance of the Contingency Fund is $3.8 billion for 2025–26.

Section B: Ontario’s Economic Outlook

Economic Outlook

In the third calendar quarter of 2025, Ontario’s real gross domestic product (GDP) increased 0.5 per cent, following a 0.7 per cent decrease in the second quarter of 2025. Growth in the third quarter was supported by gains in net trade, as exports edged up and imports declined. The outlook for global growth has remained resilient, despite the impacts of changing trade policies and the associated rise in uncertainty. The International Monetary Fund estimates that global real GDP grew by 3.3 per cent in 2025, and projects real GDP to again increase by 3.3 per cent in 2026. United States real GDP is estimated to have increased by 2.1 per cent in 2025 and is projected to also rise by 2.1 per cent in 2026, according to Blue Chip Economic Indicators.

Ontario’s real GDP rose by an estimated 1.2 per cent in 2025, which is higher than was expected at the time of the 2025 Ontario Economic Outlook and Fiscal Review. Private-sector forecasters, on average, project Ontario’s real GDP to rise by 1.1 per cent in 2026, which is slightly higher than the private-sector average of 1.0 per cent at the time of the 2025 Ontario Economic Outlook and Fiscal Review.

The evolution of United States trade policy remains the most significant risk to Ontario’s economic outlook. Ontario’s significant trading relationship with the U.S. exposes the economy to shifts in U.S. trade policy and related uncertainty. In addition to the direct impacts of trade disruptions, elevated uncertainty can also impact consumer and business spending and investment decisions. Shifting trade policies and elevated geopolitical tensions are a risk to global supply chains and commodity markets. Significant shocks could contribute to a rise in inflation, which could lead to higher interest rates.

Section C: Details of Ontario’s Finances

Table 4

Revenue1

($ Millions)

	2025–26

	2025 Budget	Current Outlook	In-Year Change

Taxation Revenue

Personal Income Tax	57,811	59,268	1,457

Sales Tax	40,073	40,096	23

Corporations Tax	25,980	27,000	1,020

Education Property Tax	5,853	5,905	52

Employer Health Tax	9,466	9,390	(76)

Ontario Health Premium	5,366	5,392	26

Gasoline Tax	1,664	1,705	41

Land Transfer Tax	3,875	3,299	(576)

Tobacco Tax	667	646	(21)

Fuel Tax	522	513	(9)

Beer, Wine and Spirits Taxes	388	415	27

Electricity Payments in Lieu of Taxes	634	564	(70)

Ontario Portion of the Federal Cannabis Excise Duty	376	385	9

Other Taxes	1,027	994	(33)

	153,702	155,571	1,869

Government of Canada Transfers

Canada Health Transfer	21,332	21,393	60

Canada Social Transfer	6,794	6,813	19

Equalization	546	546	–

Infrastructure Programs	1,055	1,055	–

Labour Market Programs	923	923	–

Social Housing Agreement	133	133	–

Other Federal Payments	7,554	7,704	150

Direct Transfers to Broader Public Sector Organizations	509	509	–

	38,846	39,076	230

Income from Government Business Enterprises

Liquor Control Board of Ontario	1,851	1,851	–

Ontario Power Generation Inc./Hydro One Ltd.	1,599	2,187	588

Ontario Lottery and Gaming Corporation	2,405	2,412	7

Ontario Cannabis Store	215	225	10

iGaming Ontario	247	253	6

	6,317	6,928	611
continued...

Table 4 (continued)

Revenue1

($ Millions)

	2025–26
	2025 Budget	Current Outlook	In-Year Change

Other Non-Tax Revenue

Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	10,852	11,852	1,000

Vehicle and Driver Registration Fees	1,242	1,242	–

Miscellaneous Other Non-Tax Revenue	1,710	1,710	–

Other Fees and Licences	1,874	1,874	(0)

Sales and Rentals	1,964	1,964	–

Reimbursements	1,074	1,076	2

Royalties	309	309	–

Power Supply Contract Recoveries	44	44	–

Interest and Investment Income	1,953	2,037	84

	21,022	22,108	1,086

Total Revenue	219,887	223,682	3,795
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2025.

Source: Ontario Ministry of Finance.

Table 5

Total Expense1

($ Millions)

	2025–26

Ministry Expense	2025 Budget	Current Outlook	In-Year Change

Agriculture, Food and Agribusiness (Base)	474.9	478.2	3.3

Demand-Driven Risk Management and Time-Limited Programs	575.3	575.3	–

Agriculture, Food and Agribusiness (Total)	1,050.1	1,053.4	3.3

Attorney General (Base)	2,274.4	2,274.4	–

Bad Debt Expense	5.3	5.3	–

Attorney General (Total)	2,279.7	2,279.7	–

Board of Internal Economy (Total)	352.2	352.2	–

Children, Community and Social Services (Total)	20,358.7	20,358.7	–

Citizenship and Multiculturalism (Total)	92.7	92.7	–

Colleges, Universities, Research Excellence and Security (Base)	11,462.7	11,462.9	0.2

Student Financial Assistance	1,523.5	2,952.5	1,429.0

Colleges, Universities, Research Excellence and Security (Total)	12,986.2	14,415.4	1,429.2

Economic Development, Job Creation and Trade (Base)	205.8	205.8	–

Tax Credits for Business Investment and Research and Development[2]	691.6	691.6	–

Time-Limited Investments	1,508.0	1,508.0	–

Economic Development, Job Creation and Trade (Total)	2,405.4	2,405.4	–

Education (Base)	40,987.4	40,987.4	–

Teachers’ Pension Plan	1,733.0	1,733.0	–

Education (Total)	42,720.4	42,720.4	–

Emergency Preparedness and Response (Total)	66.2	216.2	150.0

Energy and Mines (Base)	661.5	661.5	–

Electricity Cost Relief Programs	6,463.0	6,463.0	–

High-Speed Internet	1,734.4	1,734.4	–

Time-Limited Investments	84.1	84.1	–

Energy and Mines (Total)	8,943.0	8,943.0	–

Environment, Conservation and Parks (Total)	1,041.8	1,046.3	4.5

Executive Offices (Total)	79.4	79.4	–

Finance (Base)	1,163.3	1,163.3	–

Investment Management Corporation of Ontario	330.1	330.1	–

Ontario Municipal Partnership Fund	562.5	562.5	–

Temporary and Other Local Assistance	21.1	21.1	–

Power Supply Contract Costs	44.1	44.1	–

Time-Limited Investments	52.5	52.5	–

Finance (Total)	2,173.6	2,173.6	–

Francophone Affairs (Base)	8.7	8.7	–

Time-Limited Investments	2.6	3.6	1.0

Francophone Affairs (Total)	11.3	12.3	1.0

Health (Total)	81,851.6	82,885.4	1,033.8

Indigenous Affairs and First Nations Economic Reconciliation (Total)	144.8	166.3	21.5

Infrastructure (Base)	747.0	747.0	–

Federal-Provincial Infrastructure Programs	213.6	213.6	–

Waterfront Toronto Revitalization (Port Lands Flood Protection)	32.5	32.5	–

Municipal Infrastructure Program Investments	1,243.9	1,243.9	–

Realty	1,437.6	1,437.6	–

Infrastructure (Total)	3,674.7	3,674.7	–
continued...

Table 5 (continued)

Total Expense1

($ Millions)

	2025–26

Ministry Expense	2025 Budget	Current Outlook	In-Year Change

Labour, Immigration, Training and Skills Development (Base)	160.0	160.0	–

Co-operative Education Tax Credit	102.5	102.5	–

Demand-Driven Employment and Training Programs	1,840.2	1,840.2	–

Labour, Immigration, Training and Skills Development (Total)	2,102.7	2,102.7	–

Long-Term Care (Total)[3]	9,279.3	9,279.3	–

Municipal Affairs and Housing (Base)	798.5	798.5	–

Time-Limited Investments	830.7	830.7	–

Social Housing Agreement—Payments to Service Managers	128.3	128.3	–

Municipal Affairs and Housing (Total)	1,757.4	1,757.4	–

Natural Resources (Base)	740.4	770.4	30.0

Emergency Forest Firefighting	135.0	285.0	150.0

Natural Resources (Total)	875.4	1,055.4	180.0

Northern Economic Development and Growth (Total)	805.2	805.2	–

Public and Business Service Delivery and Procurement (Total)	1,712.3	1,712.3	–

Rural Affairs (Base)	14.3	14.3	–

Time-Limited Investments	5.0	5.0	–

Rural Affairs (Total)	19.3	19.3	–

Seniors and Accessibility (Base)	76.8	76.8	–

Seniors Tax Credits	104.3	104.3	–

Seniors and Accessibility (Total)	181.1	181.1	–

Solicitor General (Total)	4,463.0	4,473.0	10.0

Sport (Base)	62.9	62.9	–

Time-Limited Investments	150.0	150.0	–

Sport (Total)	212.9	212.9	–

Tourism, Culture and Gaming (Base)	869.2	871.4	2.2

Ontario Cultural Media Tax Credits	1,028.4	1,028.4	–

Tourism, Culture and Gaming (Total)	1,897.6	1,899.8	2.2

Transportation (Base)	7,198.6	7,240.6	42.0

Federal-Provincial Infrastructure Programs	629.9	629.9	–

Transportation (Total)	7,828.6	7,870.6	42.0

Treasury Board Secretariat (Base)	403.9	403.9	–

Employee and Pensioner Benefits	1,528.0	1,528.0	–

Operating Contingency Fund	2,825.0	3,599.6	774.6

Capital Contingency Fund	175.0	153.5	(21.5)

Treasury Board Secretariat (Total)	4,931.9	5,685.0	753.1

Interest and Other Debt Servicing Charges[4,5]	16,198.1	16,177.0	(21.1)

Total Expense[5]	232,496.6	236,106.0	3,609.5
[1]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral.
[2]

Includes the estimated cost of tax credit claims for the Regional Opportunities Investment Tax Credit, the Ontario Innovation Tax Credit, the Ontario Business-Research Institute Tax Credit and the Ontario Made Manufacturing Investment Tax Credit (OMMITC). The OMMITC costs commence in 2023–24 and include costs starting in 2025–26 for the proposed OMMITC enhancement, but not the proposed OMMITC expansion, the impacts of which are reported separately as a revenue decrease.

[3]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health and hospitals for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $5.7 billion in 2025–26.

[4]	Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $1,412 million in 2025–26.
[5]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2025.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Table 6

Infrastructure Expenditures

($ Millions)

	2025–26

	2025 Budget	Current Outlook			Change from 2025 Budget

Sector	Total Infrastructure Expenditures	Investment in Capital Assets[1,2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures	Total Infrastructure Expenditures

Transportation

Transit	10,749	10,871	1,079	11,949	1,200

Provincial Highways	4,259	3,864	395	4,259	–

Other Transportation, Property and Planning	321	177	145	321	–

Health

Hospitals	4,470	4,455	15	4,470	–

Other Health	732	53	680	733	0

Education	4,216	3,957	260	4,216	–

Postsecondary Education

Colleges and Other	708	636	72	708	–

Universities	185	–	185	185	–

Social	644	32	613	644	–

Justice	973	936	37	973	–

Other Sectors[4]	7,778	3,350	4,450	7,800	22

Total Infrastructure Expenditures	35,037	28,330	7,929	36,259	1,222

Less: Other Partner Funding[5]	1,690	1,691	–	1,691	1

Total[6]	33,346	26,639	7,929	34,568	1,222
[1]	Includes provincial investment in capital assets of $24.3 billion.
[2]	Includes $1,412 million in interest capitalized during construction.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes high-speed internet infrastructure, government administration, natural resources, and the culture and tourism industries.
[5]	Other Partner Funding refers to third-party investments, primarily in hospitals, colleges and schools.
[6]	Includes federal–municipal contributions to provincial infrastructure investments.

 Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2025.

 Source: Ontario Treasury Board Secretariat.

Table 7

Five-Year Review of Selected Financial and Economic Statistics1, 2

($ Millions)

				Actual	Current Outlook

	2021–22	2022–23	2023–24	2024–25	2025–26

Revenue	185,847	194,431	208,975	226,161	223,682

Expense

Programs	170,520	186,364	195,207	212,129	219,929

Interest and Other Debt Servicing Charges[3]	13,302	13,935	14,461	15,122	16,177

Total Expense	183,822	200,299	209,668	227,251	236,106

Reserve	–	–	–	–	1,000

Surplus/(Deficit)	2,025	(5,868)	(693)	(1,090)	(13,424)

Net Debt	382,842	399,806	409,761	427,050	459,724

Accumulated Deficit	238,160	246,007	246,101	247,060	260,484

Gross Domestic Product (GDP) at Market Prices	970,146	1,065,260	1,138,592	1,197,020	1,246,922

Primary Household Income	642,144	689,842	740,660	797,253	831,850

Population — July (000s)[4]	14,842	15,156	15,632	16,145	16,258

Net Debt Per Capita (dollars)	25,794	26,380	26,212	26,451	28,276

Household Income Per Capita (dollars)	43,264	45,517	47,380	49,381	51,165

Net Debt as a Per Cent of Operating Revenue	206.8%	207.3%	199.0%	191.2%	207.4%

Net Interest as a Per Cent of Operating Revenue	6.8%	6.4%	5.5%	5.5%	6.4%

Net Debt as a Per Cent of GDP	39.5%	37.5%	36.0%	35.7%	36.9%

Accumulated Deficit as a Per Cent of GDP	24.5%	23.1%	21.6%	20.6%	20.9%
[1]

Beginning in the 2025 Budget, the Total Revenue, Interest and Other Debt Servicing Charges (IOD), and Total Expense figures for all years have been restated to report interest and investment income as part of revenue and separate from IOD. These changes are fiscally neutral.

[2]	Actual results for 2023–24 are restated to present an accounting policy change implemented in the Public Accounts of Ontario 2024–25 regarding the calculation of accrued Corporations Tax Revenue.
[3]

Interest and Other Debt Servicing Charges is net of interest capitalized during construction of tangible capital assets of $694 million in 2022–23, $978 million in 2023–24, $1,221 million in 2024–25 and $1,412 million in 2025–26.

[4]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2025–26, the population on July 1, 2025 is shown).

 Notes: Numbers may not add due to rounding. Current outlook primarily reflects information available as of December 31, 2025.

 Sources: Statistics Canada, Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Section D: Ontario’s 2025–26 Borrowing Program

Table 8

Ontario’s 2025–26 Borrowing Program

($ Billions)

	2025–26
	2025 Budget	Current Outlook	Change from 2025 Budget

Deficit/(Surplus)	14.6	13.4	(1.2)

Provincial Investment in Capital Assets	23.1	24.3	1.2

Amortization of Capital Assets[1]	(9.1)	(9.1)	–

Non-Cash and Cash Timing Adjustments	(3.1)	(2.1)	1.0

Net Loans and Investments	1.2	2.4	1.2

Debt Maturities/Redemptions	33.1	33.1	–

Total Funding Requirement	59.8	62.0	2.2

Decrease/(Increase) in Short-Term Borrowing	(5.0)	(5.5)	(0.5)

Increase/(Decrease) in Year-End Cash and Cash Equivalents	(12.0)	(5.6)	6.4

Total Long-Term Borrowing	42.8	50.9	8.1
[1]	Starting in the 2025 Budget, Amortization of Capital Assets will be reflected in a separate line in this table to reflect the increasing impact of the capital plan on the borrowing program.

 Note: Numbers may not add due to rounding.

 Source: Ontario Financing Authority.

As of February 5, 2026, Ontario completed $50.9 billion of long-term borrowing in 2025–26 and has begun pre-borrowing for the next fiscal year. Approximately $32.3 billion, or 63 per cent, was completed in Canadian dollars, with the remaining $18.6 billion, or 37 per cent, completed in U.S. dollars, euros and Swiss francs.

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resilient infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $24.6 billion issued since 2014–15, with $19.85 billion outstanding.

Interest rates have been within the range forecasted in the 2025 Budget and the 2025 Ontario Economic Outlook and Fiscal Review. As a result, Ontario’s cost of borrowing for 2025–26 remains unchanged at 4.0 per cent. Ontario is estimated to pay Interest and Other Debt Servicing Charges of $16.2 billion, consistent with the 2025 Budget and the 2025 Ontario Economic Outlook and Fiscal Review.

2025–26 Long-Term Borrowing

Table 9

2025–26 Long-Term Borrowing

($ Billions)

Canadian Dollar Issues	32.3

Foreign Currency Issues	18.6

Total	50.9

 Notes: Numbers may not add due to rounding. As of February 5, 2026.

 Source: Ontario Financing Authority.

Ministry of Finance	www.ontario.ca/finance

For general inquiries regarding the 2025–26 Third Quarter Finances, please call or email:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776
Email:	FinanceCommunications.fin@ontario.ca

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